Phone:	(215)569-5734
Fax:	(215)832-5734
Email:	Schwartz-g@blankrome.com

November 15, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention: Kevin Rupert

Re:	Cornerstone Strategic Value Fund, Inc. (File No.: 811-05150)
Registration Statement on Form N-2

Dear Mr. Rupert:

On behalf of our client, Cornerstone Strategic Value Fund, Inc. (the “Fund”), transmitted herewith is a copy of Pre-Effective Amendment #2 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 filed on June 28, 2011 (the “Registration Statement”), for filing under the Securities Act of 1933 and the Investment Company Act of 1940.

The purpose of this Amendment is to register an additional 2,867,443 shares of Common Stock, par value $0.001 per share, of the Fund (the “Over-Allotment Shares”), which shares may be issued by the Fund to honor over-subscription requests pursuant to the terms and conditions of the Offering.  The Over-Allotment Shares were inadvertently omitted from the calculation of the registration fee table in Pre-Effective Amendment #1 to the Registration Statement, filed on November 14, 2011.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5734.

Very truly yours,

/s/ Geoffrey D. Schwartz

Geoffrey D. Schwartz